Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                        NAME AND ADDRESS OF COMPANY

POET Technologies Inc. (the “Company”)
121 Richmond Street West, Suite 501
Toronto, Ontario M5H 2K1

ITEM 2.                        DATE OF MATERIAL CHANGE

January 12, 2016

ITEM 3.                        NEWS RELEASE

A News Release was issued on January 12, 2016

ITEM 4.                        SUMMARY OF MATERIAL CHANGE

The Company announced a multi-year development and production supply agreement with EpiWorks Inc.

ITEM 5.                        FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release in Schedule “A”.

ITEM 6.                        RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.                        OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.                        EXECUTIVE OFFICER

Contact:                                    Michel J. Lafrance, Secretary
Telephone:                       (416) 368-9411

ITEM 9.                        DATE OF REPORT

Dated at Toronto, Ontario this 12th of January 2016.

Schedule “A”

POET TECHNOLOGIES INC.
Head Office: Suite 501, 121 Richmond St. W Toronto, ON, M5H 2K1	USA Office: 2550 Zanker Road San Jose, CA 95131 USA
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies and EpiWorks Announce Development and Supply Agreement

SAN JOSE, CA, and CHAMPAIGN-URBANA, IL. (MARKETWIRED, January 12, 2016) — POET Technologies Inc. (the “Company” or “POET”) (OTCQX: POETF; TSX Venture: PTK,) a developer of opto-electronics fabrication processes for the semiconductor industry, and EpiWorks, Inc., a leading developer and manufacturer of compound semiconductor epitaxial wafers, today announced a multi-year development and production supply agreement.

During this agreement, EpiWorks will manufacture wafers for POET’s Monolithic Optoelectronics process platform using its advanced Metal Organic Chemical Vapor Deposition (MOCVD) production toolset.

“This partnership is POET’s latest advance in its lab-to-fab commercialization initiative in calendar 2016.  Utilizing high-performance, manufacturable epi-wafer technology is a key to this initiative, and we are happy to be working with EpiWorks for MOCVD-based development and production,” said POET Chief Executive Officer Dr. Suresh Venkatesan. “We are pleased with the early promising results EpiWorks demonstrated with MOCVD, which will provide a more manufacturable alternate path to Molecular Beam Epitaxy (MBE) techniques and accelerate our technology maturity.  To build on our recent successes working together, we formalized this supply agreement to enable further acceleration of our program.”

“We are excited to be working closely with POET Technologies by offering manufacturing excellence and scalability for innovative opto-electronic devices” said Quesnell Hartmann, Chief Executive Officer of EpiWorks.  “By establishing a development and supply agreement, our companies expect to be working closely together for several years, allowing the technology to continuously and rapidly improve long after it is scaled into production.”

About POET Technologies Inc.

POET is a developer of opto-electronics fabrication processes. POET believes that the advanced opto-electronics fab processes platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart-system fabrication.  More information may be obtained at www.poet-technologies.com.

About EpiWorks, Inc.

EpiWorks, Inc. develops and manufactures compound semiconductor epitaxial wafers for application in optical components, wireless devices and high-speed communication systems. The company’s products provide these applications additional performance, such as greater bandwidth, higher power efficiency and better reliability. To learn more about EpiWorks visit www.epiworks.com.

For further information:

For POET:

Robert Ferri

Robert Ferri Partners

Tel: (415) 575-1589

Email: Robert.ferri@robertferri.com

For EpiWorks:

David Ahmari

EpiWorks

Tel.: (217) 373-1590

Email: dave.ahmari@epiworks.com

ON BEHALF OF THE BOARD OF DIRECTORS

By:	/s/ Michel J. Lafrance
Name:	Michel J. Lafrance
Title:	Secretary

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s plans to work with EpiWorks to provide MOCVD production capacity, which will provide a more manufacturable alternate path to Molecular Beam Epitaxy (MBE) techniques and accelerate our technology maturity, as well as the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Suite 501, 121 Richmond St. W., Toronto, ON, M5H 2K1 - Tel: 416-368-941 - Fax: 416-861-0749